UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-40588

Marti Technologies, Inc.

(Translation of registrant’s name into English)

Buyukdere Cd. No: 237

Maslak, 34485

Sariyer/Istanbul, Turkiye

+0 (850) 308 34 19

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On January 5, 2024, Marti Technologies, Inc. (the “Company”) issued a press release announcing the completion of the redemption of the Company’s outstanding warrants (the “Warrants”) to purchase the Company’s Class A ordinary shares, par value $0.0001 per share, that remained outstanding following 5:00 p.m. Eastern Time on January 4, 2024 (the “Redemption Date”), for a cash redemption price of $0.07 per Warrant. The Warrants were listed for trading on the NYSE American LLC (“NYSE American”) under the symbol “MRT.WS”. In connection with the redemption, the Warrants were suspended from trading on the NYSE American prior to 9:00 a.m. Eastern Time on January 4, 2024 and will be delisted pursuant to the Form 25 filed with the U.S. Securities and Exchange Commission on or around the Redemption Date. The Class A ordinary shares continue to trade on the NYSE American under the symbol “MRT”.

A copy of the Company’s press release is furnished hereto as Exhibit 99.1.

This report on Form 6-K, including the Exhibit attached hereto, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-274779) of the Company (including the prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated January 5, 2024, announcing the completion of redemption of outstanding warrants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marti Technologies, Inc.

Date: January 5, 2024	By:	/s/ Oguz Alper Oktem
		Name:	Oguz Alper Oktem
		Title:	Chief Executive Officer

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